Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 28, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Montage Managers Trust (“MMT” or the “Target Trust”)
Managed Portfolio Series (“MPS” or the “Acquiring Trust”)

Dear Ms. White:

The purpose of this letter is to respond to the comments provided on December 14, 2016 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-16-013406) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the reorganization (“Reorganization”) of the Tortoise North American Pipeline Fund (the “Fund”), a series of MMT, into a shell series of MPS (“New Fund”).

For your convenience in reviewing the responses, the comments and suggestions received are included in bold typeface immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.	COMMENT: Explain why the Target Trust believes the reorganization may be properly effected through a proxy statement pursuant to Schedule 14A and not through a combined proxy statement and prospectus on Form N-14.

RESPONSE:  The use of Schedule 14A in lieu of Form N-14 in these circumstances is consistent with the announced positions of the Division of Investment Management (the “Staff”) regarding the scope of Rule 145(a)(2) and accepted market practice.

Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”) generally requires the use of Form N-14 to register securities issued in connection with certain reclassifications, mergers, consolidations and transfers of assets.  However, the preliminary note to Rule 145 explains that these transactions are subject to the registration requirements of the Securities Act only when a plan or agreement is submitted to shareholders under which they must “elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security”.  Rule 145(a)(2), as interpreted by the Staff, provides an exception to the registration requirements of Rule 145 for certain mergers involving investment companies.

Many investment company reorganizations are structural in nature and do not fundamentally require investors to make a “new investment decision” (the “no-sale theory”).  Such reorganizations can, and have been, implemented through the use of a Schedule 14A proxy statement and not through the registration of new securities via Form N-14 in reliance on Rule 145(a)(2).  The Staff has recognized the applicability of the no-sale theory to certain investment company combinations and has issued a series of no-actions letters providing its view of the applicability of Rule 145(a)(2) in various circumstances similar to the proposed reorganization.  For example, the Staff has granted no-action relief in circumstances not involving a change in domicile where the investment adviser to the Fund is unchanged and the Fund’s principal investment objectives and policies do not materially change (See, Scudder Common Stock Fund, Inc. (pub. avail. Oct. 10, 1984); Putnam Convertible Fund, Inc. (pub. avail. April 28, 1982)).  The Staff has also granted no-action relief in similar circumstances which also involved a change in the board and in non-advisory service providers (see, PEMCO (pub. avail. May 31, 1988); Advance Investors Corporation (pub. avail. Sept. 29, 1976)).

In the Target Trust’s view, shareholders of the Fund are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization.  As described more fully in the Proxy Statement, the investment objectives, principal investment strategies, risks and investment limitations of the Fund and the New Fund are identical.

Additionally, the investment adviser and portfolio manager currently providing investment advice to the Fund will be responsible for providing investment advice to the New Fund after the Reorganization is consummated. Further, the Reorganization does not involve the combination of existing funds with existing assets, shareholders and operating histories. Rather, prior to the Reorganization, the New Fund will have had no assets or operating history and simply will serve as a shell into which the Fund will be reorganized and all of its assets transferred.  Upon consummation of the Reorganization, the New Fund will assume the accounting and performance history of the Fund.  At the effective time of the Reorganization, the number of shares to be issued by the New Fund in connection with the Reorganization will be the same as the number of shares owned by Fund shareholders and the net asset value of the New Fund’s shares will be the same as the net asset value of the Fund’s shares.  Thus, shares of the New Fund will represent a continuation of the same investment and economic interests that are presently represented by shares of the Fund.

A condition precedent to the Reorganization will be receipt by the Target Trust (of which the Fund is a series) and Acquiring Trust (of which the New Fund is a series) of an opinion of counsel to the effect that the Reorganization will not result in the recognition of any gain or loss for federal income tax purposes to the Fund, the New Fund or the shareholders of the Fund.

    In the Target Trust’s view, the Reorganization does not involve a new investment decision and can be implemented, consistent with Rule 145(a)(2), through the use of Schedule 14A. The Target Trust believes that this is consistent with the announced positions of the Staff.  The Target Trust further notes that all material information necessary to make an informed judgment about the Reorganization will be contained in the definitive proxy statement to be furnished to Fund shareholders in soliciting their approval.  Such information will include, among other things, a description of the Acquiring Trust, a discussion of the effect of the Reorganization on the investment strategy and fee structure of the Fund and a description of Tortoise Index Solutions, LLC and its role as investment adviser with the New Fund post-Reorganization.  Finally, we note that a Registration Statement on Form N-1A relating to the offering of the New Fund’s shares has been filed with the SEC.  The Reorganization will not be consummated before the registration of the offering is effective.

2.	COMMENT: Please add disclosure to the Principal Investment Strategies to state that the Fund is an exchange-traded fund. In addition, include disclosure regarding how often and when the Underlying Index will be balanced.

RESPONSE:  MMT responds by modifying the disclosure as follows:  “Each Fund is an exchange-traded fund (“ETF”) and employs a “passive management” – or indexing – investment approach designed to track the performance of the Underlying Index.”

In addition, MMT responds by modifying the third paragraph on page 7, which provides disclosure regarding the rebalancing of the Underlying Index, as follows:  “No constituents will be added to the Underlying Index between rebalance dates, which take place on a quarterly basis in March, June, September and December… Standard rebalances take place on a quarterly basis. The Adviser attempts to rebalance the Acquired Fund’s portfolio to replicate any rebalances to the Underlying Index.”

3.	COMMENT: The Staff notes that the Example and Capitalization Table on page 11 are not complete. Please provide completed tables to the Staff prior to delivery of the Proxy Statement to shareholders.

RESPONSE:  MMT and MPS respond by providing the following, which will be included in the definitive proxy statement mailed to shareholders:

	1 Year	3 Years	5 Years	10 Years
Acquired Fund	$41	$128	$224	$505
Acquiring Fund (Pro Forma)	$41	$128	$224	$505

Total Net Assets	Shares Outstanding	Net Asset Value per Share
$54,200,439	2,250,000	$24.09

4.	COMMENT: The fourth sentence in the Terms of the Existing and New Investment Advisory Contracts section on page 13 states “The terms of the New Investment Advisory Agreement are substantially similar to the terms of the Existing Investment Advisory Agreement with respect to services provided by the Adviser and are identical with respect to the advisory fees.” Why “substantially similar” and not “identical”? Please revise the disclosure to denote all differences, or indicate that they are “identical”.

RESPONSE:  MMT and MPS respond by emphasizing that this sentence indicates that the terms applicable to the “services provided by the Adviser” are substantially similar.  Supplementally, MMT and MPS respond by stating that the only difference is in the manner in which the terms are worded.  MMT and MPS further note that the advisory services of both the New Investment Advisory Agreement and the Existing Advisory Agreement are discussed in the same section.

5.	COMMENT: As required by Item 22(a)(3)(i) of Schedule 14A, state the name and address of the Fund's principal underwriter.

RESPONSE:  MMT and MPS respond by modifying the table on page 17 as follows:

	Acquired Fund	Acquiring Fund
Administrator and Fund Accountant	U.S. Bancorp Fund Services, LLC	Same
Transfer Agent	U.S. Bancorp Fund Services, LLC	Same
Custodian	U.S. Bank National Association	Same
Distributor	Foreside Fund Services, LLC	Quasar Distributors, LLC
Independent Registered Public Accounting Firm	Ernst & Young LLP	Same
[1]	Foreside Fund Services, LLC’s address is Three Canal Plaza, Suite 100, Portland, ME 04101. Quasar Distributors, LLC’s address is 615 East Michigan Street, 4th Floor, Milwaukee, WI 53202.

6.	COMMENT: The Staff notes in the General Information section that you reference a capitalized term (“Record Date”) before defining it. Please first define the capitalized term.

RESPONSE:  MMT and MPS respond by modifying the first sentence in the Capitalization section as follows:  “The following table sets forth the capitalization of the Acquired Fund as of the close of business on December 27, 2016 (the “Record Date”).

7.	COMMENT: As required by Rule 14a-4(b)(1) of the Securities Exchange Act of 1934, as amended, please emphasize with bold text the sentence “When properly executed, this proxy will be voted as indicated or “FOR” the proposals if no choice is indicated.” on the proxy card.

RESPONSE:  MMT and MPS respond by noting in bold text this sentence on the proxy card.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:      Michael Glazer, Esq., Morgan, Lewis & Bockius LLP
           Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.